Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2024 Unaudited Financial Results

WUHAN, China, Nov. 20, 2024 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2024 were RMB1,063.1 million (US$151.5 million), compared with RMB1,359.2 million in the same period of 2023.
•	Gross profit in the third quarter of 2024 was RMB60.8 million (US$8.7 million), compared with RMB192.4 million in the same period of 2023.
•	Net income in the third quarter of 2024 was RMB3.4 million (US$0.5 million), compared with RMB76.4 million in the same period of 2023.
•	Adjusted net loss[1] in the third quarter of 2024 was RMB39.8 million (US$5.7 million), compared with adjusted net income of RMB71.9 million in the same period of 2023.
•	Average mobile MAUs[2] in the third quarter of 2024 were 42.1 million, compared with 51.7 million in the same period of 2023.
•	The number of quarterly average paying users[3] in the third quarter of 2024 was 3.4 million, compared with 3.9 million in the same period of 2023.

The interim management committee of DouYu commented, “In the third quarter of 2024, we adapted our operational strategies to flexibly respond to dynamic external environments while further executing our long-term development strategy of creating a vibrant, diverse, game-centric content ecosystem. Our goal was to improve operational efficiency by strengthening our core advantages to enhance commercialization capabilities and further optimizing our operations to maximize ROI. At the same time, we continued investing in streamer resources and new ventures. This allowed us to consistently offer our users a rich selection of premium content and a broad spectrum of gaming services through innovative content creation and product upgrades. As we navigate the evolving macro environment and industry shifts, we continue to face challenges and our top priority is to secure our business foundation for Douyu’s sustainable growth. We are balancing development across traditional business and new initiatives, strategically allocating resources to strengthen our community ecosystem and drive long-term growth.”

Mr. Hao Cao, Vice President of DouYu, commented, “During the third quarter of 2024, we made solid progress in diversifying our revenue streams. During the quarter, revenue from innovative business, advertising and others increased to RMB311 million, accounting for 29.3% of our total revenue, a significant improvement from 15.3% in the same period of 2023. We are keenly aware of the impact of the decline in livestreaming revenues alongside a relatively fixed cost base, which may place short-term pressures on our profitability. In response, we have been taking proactive steps to maintain financial resilience. These include adapting our operational strategies, accelerating revenue diversification, and identifying and executing cost optimization measures. As always, we prioritize the Company’s long-term, healthy growth and delivering enduring value to our shareholders.”

1 “Adjusted net loss” is defined as net loss excluding share of loss (income) in equity method investments, gain on disposal of investment, and impairment losses and fair value adjustments on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Third Quarter 2024 Financial Results

Total net revenues in the third quarter of 2024 decreased by 21.8% to RMB1,063.1 million (US$151.5 million), compared with RMB1,359.2 million in the same period of 2023.

Livestreaming revenues in the third quarter of 2024 decreased by 34.7% to RMB752.1 million (US$107.2 million) from RMB1,151.0 million in the same period of 2023. The decrease was primarily due to the decline in both the number of total paying users and average revenue per paying user, impacted by the prolonged soft macroeconomic environment. In response, we offered lower-priced products and reduced paying user-acquisition promotions.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the third quarter of 2024 increased by 49.4% to RMB311.0 million (US$44.3 million) from RMB208.2 million in the same period of 2023. The increase was primarily driven by an increase in revenues generated by our innovative business, such as voice-based social networking service and game membership service.

Cost of revenues in the third quarter of 2024 decreased by 14.1% to RMB1,002.3 million (US$142.8 million) from RMB1,166.8 million in the same period of 2023.

Revenue-sharing fees and content costs in the third quarter of 2024 decreased by 6.2% to RMB869.6 million (US$123.9 million) from RMB927.4 million in the same period of 2023. The decrease was primarily due to a decrease in revenue-sharing fees aligned with decreased livestreaming revenues, as well as a decline in content costs from improved controls in streamer payments. Such decrease was partially offset by an increase in costs related to innovative business.

Bandwidth costs in the third quarter of 2024 decreased by 32.0% to RMB72.2 million (US$10.3 million) from RMB106.1 million in the same period of 2023. The decline was primarily due to a year-over-year decrease in peak bandwidth usage.

Gross profit in the third quarter of 2024 was RMB60.8 million (US$8.7 million), compared with RMB192.4 million in the same period of 2023. The decline in gross profit was primarily due to the decrease in livestreaming revenues outpacing the decline in the cost of revenues. Gross margin in the third quarter of 2024 was 5.7%, compared with 14.2% in the same period of 2023.

Sales and marketing expenses in the third quarter of 2024 decreased by 11.9% to RMB79.3 million (US$11.3 million) from RMB90.0 million in the same period of 2023. The decrease was mainly attributable to a decrease in staff-related expenses.

Research and development expenses in the third quarter of 2024 decreased by 42.0% to RMB43.2 million (US$6.2 million) from RMB74.5 million in the same period of 2023. The decrease was primarily due to a decrease in staff-related expenses.

General and administrative expenses in the third quarter of 2024 decreased by 18.7% to RMB41.5 million (US$5.9 million) from RMB51.0 million in the same period of 2023. The decrease was primarily due to decreased staff-related expenses in line with our employee streamlining initiatives.

Other operating income, net in the third quarter of 2024, was RMB9.0 million (US$1.3 million), compared with other operating income of RMB14.3 million in the same period of 2023.

Loss from operations in the third quarter of 2024 was RMB94.2 million (US$13.4 million), compared with RMB8.8 million in the same period of 2023.

Net income in the third quarter of 2024 was RMB3.4 million (US$0.5 million), compared with RMB76.4 million in the same period of 2023.

Adjusted net loss, which excludes net loss excluding share of loss (income) in equity method investments, gain on disposal of investment, and impairment losses and fair value adjustments on investments, was RMB39.8 million (US$5.7 million) in the third quarter of 2024, compared with adjusted net income of RMB71.9 million in the same period of 2023.

Basic and diluted net income per ADS4 in the third quarter of 2024 were both RMB0.11 (US$0.02). Adjusted basic and diluted net loss per ADS in the third quarter of 2024 were both RMB1.32 (US$0.19).

Cash and cash equivalents, restricted cash and bank deposits

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB4,383.6 million (US$624.7 million), compared with RMB6,855.5 million as of December 31, 2023. The decrease was primarily due to our special cash dividend distribution of US$300 million and the US$20 million allocated to the share repurchase program.

Updates of Share Repurchase Program

On December 28, 2023, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024. As of September 30, 2024, the Company had repurchased an aggregate of US$20.0 million of its ADSs in the open market under this program.

Conference Call Information

The Company will hold a conference call on November 20, 2024, at 6:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	9050535

The replay will be accessible through November 27, 2024, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	3207979

A live and archived webcast of the conference call will also be available on the Company's investor relations website at http://ir.douyu.com.

4 Every one ADS represents one ordinary share for the relevant period and calendar year.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted net income (loss) is calculated as net income (loss) adjusted for share of loss (income) in equity method investments, gain on disposal of investment, and impairment losses and fair value adjustments on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of loss (income) in equity method investments, gain on disposal of investment, and impairment losses and fair value adjustments on investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share of loss (income) in equity method investments, (ii) gain on disposal of investment, and (iii) impairment losses and fair value adjustments on investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on September 30, 2024, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2023	2024	2024
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,440,131	2,013,065	286,859
Restricted cash	-	24	3
Short-term bank deposits	1,716,540	1,943,968	277,013
Accounts receivable, net	73,453	48,771	6,950
Prepayments	38,181	23,404	3,335
Amounts due from related parties	68,994	71,424	10,178
Other current assets, net	348,129	297,021	42,325
Total current assets	6,685,428	4,397,677	626,663

Property and equipment, net	13,808	7,530	1,073
Intangible assets, net	120,694	124,318	17,715
Long-term bank deposits	630,000	360,000	51,300
Investments	436,197	470,595	67,059
Goodwill	-	-	-
Right-of-use assets, net	22,792	20,930	2,983
Other non-current assets	163,184	125,087	17,825
Total non-current assets	1,386,675	1,108,460	157,955
TOTAL ASSETS	8,072,103	5,506,137	784,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	534,428	456,988	65,121
Advances from customers	12,911	11,074	1,578
Deferred revenue	315,969	269,555	38,411
Accrued expenses and other current liabilities	246,601	177,497	25,293
Amounts due to related parties	251,392	284,953	40,605
Lease liabilities due within one year	14,768	13,156	1,875
Total current liabilities	1,376,069	1,213,223	172,883

Non-current liabilities:
Lease liabilities	6,701	6,957	991
Total non-current liabilities	6,701	6,957	991
TOTAL LIABILITIES	1,382,770	1,220,180	173,874

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2023	2024	2024
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	20	3
Treasury shares	(911,217)	-	-
Additional paid-in capital	10,670,287	7,514,497	1,070,807
Accumulated deficit	(3,485,007)	(3,618,725)	(515,664)
Accumulated other comprehensive income	415,247	390,165	55,598
Total DouYu Shareholders’ Equity	6,689,333	4,285,957	610,744
Noncontrolling interests	-	-	-
Total Shareholders’ Equity	6,689,333	4,285,957	610,744
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,072,103	5,506,137	784,618

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2023	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,359,189	1,032,041	1,063,101	151,491	4,234,443	3,134,826	446,709
Cost of revenues	(1,166,771)	(947,823)	(1,002,282)	(142,824)	(3,676,660)	(2,880,784)	(410,508)
Gross profit	192,418	84,218	60,819	8,667	557,783	254,042	36,201
Operating expenses
Sales and marketing expenses	(89,996)	(76,963)	(79,260)	(11,294)	(267,729)	(231,793)	(33,030)
General and administrative expenses	(50,994)	(48,496)	(41,462)	(5,908)	(157,725)	(132,754)	(18,917)
Research and development expenses	(74,510)	(50,135)	(43,243)	(6,162)	(217,863)	(147,526)	(21,023)
Other operating income (expenses), net	14,272	(28,189)	8,964	1,277	41,933	(122,655)	(17,478)
Total operating expenses	(201,228)	(203,783)	(155,001)	(22,087)	(601,384)	(634,728)	(90,448)
Loss from operations	(8,810)	(119,565)	(94,182)	(13,420)	(43,601)	(380,686)	(54,247)
Other income (expenses), net	1,401	(943)	44,242	6,304	(31,029)	43,299	6,170
Interest Income	80,747	75,972	60,840	8,670	202,426	217,906	31,051
Foreign exchange income (expenses)	4	604	(70)	(10)	248	688	98
Income(Loss) before income taxes and share of loss in equity method investments	73,342	(43,932)	10,830	1,544	128,044	(118,793)	(16,928)
Income tax expense	-	(2,510)	(6,432)	(917)	-	(8,943)	(1,274)
Share of income (loss) in equity method investments	3,035	(2,727)	(994)	(142)	(30,301)	(5,982)	(853)
Net Income (loss)	76,377	(49,169)	3,404	485	97,743	(133,718)	(19,055)
Net income (loss) attributable to ordinary shareholders of the Company	76,377	(49,169)	3,404	485	97,743	(133,718)	(19,055)
Net income (loss) per ordinary share
Basic	2.39	(1.58)	0.11	0.02	3.06	(4.31)	(0.61)
Diluted	2.39	(1.58)	0.11	0.02	3.06	(4.31)	(0.61)
Net income (loss) per ADS(2)
Basic	2.39	(1.58)	0.11	0.02	3.06	(4.31)	(0.61)
Diluted	2.39	(1.58)	0.11	0.02	3.06	(4.31)	(0.61)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664
Diluted	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664
Weighted average number of ADS used in calculating net income (loss) per ADS
Basic	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664
Diluted	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2023	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(8,810)	(119,565)	(94,182)	(13,420)	(43,601)	(380,686)	(54,247)
Adjusted Operating loss	(8,810)	(119,565)	(94,182)	(13,420)	(43,601)	(380,686)	(54,247)

Net Income (Loss)	76,377	(49,169)	3,404	485	97,743	(133,718)	(19,055)
Add/(Reversal of):
Share of loss (income) in equity method investments	(3,035)	2,727	994	142	30,301	5,982	853
Gain on disposal of investment	(5,132)	-	-	-	(5,132)	-	-
Impairment losses and fair value adjustments on investments (2)	3,731	943	(44,242)	(6,304)	28,161	(43,299)	(6,170)
Adjusted net income (loss)	71,941	(45,499)	(39,844)	(5,677)	151,073	(171,035)	(24,372)

Net income (loss) attributable to DouYu	76,377	(49,169)	3,404	485	97,743	(133,718)	(19,055)
Add/(Reversal of):
Share of loss (income) in equity method investments	(3,035)	2,727	994	142	30,301	5,982	853
Gain on disposal of investment	(5,132)	-	-	-	(5,132)	-	-
Impairment losses and fair value adjustments on investments	3,731	943	(44,242)	(6,304)	28,161	(43,299)	(6,170)
Adjusted net income (loss) attributable to DouYu	71,941	(45,499)	(39,844)	(5,677)	151,073	(171,035)	(24,372)

Adjusted net income (loss) per ordinary share
Basic	2.25	(1.46)	(1.32)	(0.19)	4.72	(5.51)	(0.78)
Diluted	2.25	(1.46)	(1.32)	(0.19)	4.72	(5.51)	(0.78)

Adjusted net income (loss) per ADS(3)
Basic	2.25	(1.46)	(1.32)	(0.19)	4.72	(5.51)	(0.78)
Diluted	2.25	(1.46)	(1.32)	(0.19)	4.72	(5.51)	(0.78)

Weighted average number of ordinary shares used in calculating Adjusted net income (loss) per ordinary share
Basic	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664
Diluted	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664
Diluted	31,977,664	31,128,544	30,228,317	30,228,317	31,977,664	31,051,664	31,051,664

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments was included in line item "Other expenses, net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.